UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 25, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Acquisition of Senior Mortgage Loan – Mar View Partners, LLC

On October 25, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,545,200, (the “DB Mar View Senior Loan”). The borrower, Mar View Partners, LLC, a California limited liability company (“DB Mar View”), used the loan proceeds to recapitalize, by paying off that certain land loan acquired by the Company on June 2, 2017, 20,148 square feet of land that is currently entitled and permitted and intends to build and sell thirteen homes under the Los Angeles Small Lot Ordinance at 1035-1118 White Knoll Drive, Los Angeles, CA (the “DB Mar View Property”). As a result of the recapitalization, the prior land loan was repaid in full and is no longer outstanding.

DB Mar View is managed by the principals of Daniel Bernstein Associates (“DB”), a vertically integrated real estate company based in Chatsworth, CA that specializes in urban infill projects in the southwest. They currently have approximately $8,000,000 of real estate under development. Daniel Bernstein & Associates (DBA) has been building single and multi-family residential projects in Southern California since 1986.

The DB Mar View Property is currently unimproved. The property received its Vesting Tentative Tract Map No. VTT- 72410-SL approval for thirteen homes on January 2, 2015. DB Mar View intends to break ground on the site by the first quarter of 2018.

On the original closing date of the DB Mar View Senior Loan, DB Mar View was capitalized with approximately $2,314,800 of equity capital from the borrower.

The DB Mar View Senior Loan bears an interest rate of 9.49% per annum, with an amount equal to 9.49% per annum paid current on a monthly basis through the maturity date, October 25, 2019 (the “DB Mar View Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the DB Mar View Senior Loan amount, paid directly by DB Mar View.

DB Mar View has the ability to extend the DB Mar View Maturity Date for a period of six months, subject to a pay down threshold. Additionally, DB Mar View will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the DB Mar View Senior Loan. During the extension period, the interest rate of the DB Mar View Senior Loan will increase to 10.49%. The DB Mar View Senior Loan may be prepaid in whole or in part without penalty during the term of the DB Mar View Senior Loan.

The Guarantor has provided a customary bad boy carve-out guarantee as well as a full recourse completion guarantee.

As of its closing date, the DB Mar View Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 82.0%. The LTC ratio is the amount of the DB Mar View Senior Loan divided by the cost incurred from the land purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the DB Mar View Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 63.1%. The LTV ratio is the amount of the DB Mar View Senior Loan divided by the September 2017 third-party appraised value of the DB Mar View Property. There can be no assurance that such value is correct.

The DB Builders Mar View 13 Property is located in the Angelino Heights submarket of Los Angeles, CA. Angelino Heights is located between Silver Lake and Downtown. The Property’s neighborhood is prime for redevelopment, given the accessible location between Downtown Los Angeles and the trendy Echo Park and Silver Lake neighborhoods, both of which have experienced significant redevelopment over the last several years. The DB Builders Mar View 13 Property is located on White Knoll Avenue, overlooking Dodger’s Stadium.

As the DB Mar View Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 31, 2017